Exhibit 99.2

Webus International Limited

PLEASE DO NOT RETURN THE PROXY CARD IF
YOU ARE VOTING ELECTRONICALLY.

☐ Please mark here to indicate that this proxy appointment is one of multiple appointments being made.

Form of Proxy

Shareholder Reference Number

Please leave this box blank if you want to select the chair of the annual general meeting as your proxy. Do not insert your own name(s).

I/We, the shareholder(s) named below, hereby appoint the chair of the annual general meeting OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement on my/our behalf at the Annual General Meeting of Webus International Limited to be held at 25/F, UK Center, EFC, Yuhang District, Hangzhou, China 311121 on November 24, 2025 at 9:00 a.m. Eastern Time and at any adjourned meeting.

The Board of Directors recommend voting FOR ordinary resolutions 1 through 7 (inclusive)

		For	Against	Abstain

1.	RESOLVED as an ordinary resolution to approve the Company’s 2025 share incentive plan.	☐	☐	☐

2.	RESOLVED as an ordinary resolution to appoint Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for fiscal year 2026.	☐	☐	☐

3.

RESOLVED as an ordinary resolution to re-elect Jiahua Zheng as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is standing for re-election as a director of the Company.

		☐	☐	☐

4.

RESOLVED as an ordinary resolution to re-elect Nan Zheng as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is standing for re-election as a director of the Company.

		☐	☐	☐

5.

RESOLVED as an ordinary resolution to re-elect Ken He as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is standing for re-election as a director of the Company.

		☐	☐	☐

6.

RESOLVED as an ordinary resolution to re-elect Yili Liu as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is standing for re-election as a director of the Company.

		☐	☐	☐

7.

RESOLVED as an ordinary resolution to re-elect Tsang Hing Hang Bern as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is standing for re-election as a director of the Company.

		☐	☐	☐

8.

RESOLVED, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

		☐	☐	☐

AUTHORIZED SIGNATURES —

I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the annual general meeting.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

For this proxy card to be valid, the duly completed and signed proxy card and any authority under which it is signed must be received by the Company on or before 9:00 a.m. Eastern Time on November 21, 2025 or 48 hours before any adjourned time and date of the annual general meeting.